111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

October 22, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C.  20549

Attn:  Jeffrey P. Riedler

Re:                             State National Companies, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed October 22, 2014

File No. 333-197441

Dear Mr. Riedler:

State National Companies, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission Amendment No. 3 to the Registration Statement on Form S-1 initially filed July 15, 2014 (the “Amended Registration Statement”).

On behalf of the Company, we are writing to respond to the comment raised in the Staff’s letter to the Company dated October 20, 2014.  The response below corresponds to the caption and number of that comment, which is reproduced below in italics.  For your convenience, copies of the Amended Registration Statement are enclosed and have been marked to show changes from the Company’s Registration Statement on Form S-1, as filed on October 3, 2014.  References to page numbers in the responses are to page numbers of the Amended Registration Statement.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Registration Statement.

Atlanta, Austin, Chicago, Dallas, Hong Kong, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Management’s Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations for the Six Months Ended June 30, 2014 compared with the Six Months Ended June 30, 2013, page 50

1.                                      Please refer to your response to prior comment number 2. Please revise your disclosure to address the specific factors that lead to the $7.7 million increase. In addition, your revised disclosure appears to say that the increase in the 2014 period related to 2013 performance. Please tell us why the expenses related to the 2013 performance were not accrued for in the 2013 fiscal period.

Response:  In response to this comment, the Company has revised the disclosure on pages 43 and 51 to address the specific factors that lead to the increase in founder special compensation.  The Company notes that these payments were discretionary and that there was no formal written agreement or commitment to pay founder special compensation each year, and thus no amount to be accrued as of December 31, 2013.

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Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc:  David M. Cleff